

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via E-mail
Ms. Elana Berman-Shrira
Treasurer
Journal of Radiology, Inc.
2230 Michigan Avenue
Santa Monica, CA 90404

>   **RE: Journal of Radiology, Inc.**
>   **Form 10-K/A for the Year Ended June 30, 2012**
>   **Filed March 15, 2013**
>   **Response Letter dated March 15, 2013**
>   **File No. 0-53780**

Dear Ms. Berman-Shrira:

We have reviewed your response letter dated March 15, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder matters, page 16

1.   We note your response to comment 9 in our letter dated March 5, 2013. Please explain to us which company owns Imagin8 and how Imagin8 is a wholly owned subsidiary.

Exhibit 31 - Certifications

2.   We note your response to comment 12 in our letter dated March 5, 2013. It appears that you continue to make certain modifications to paragraph 4(d) of your management certifications included in the June 30, 2012 Form 10-K/A as well as the September 30, 2012 and December 31, 2012 Forms 10-Q/A. In future filings, please revise your disclosure to state "…during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)…" Refer to Item 601(b)(31) of Regulation S-K.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Tracey Smith, Staff Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash, for

Terence O'Brien
Accounting Branch Chief